

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Joseph Francella
Chief Executive Officer
Limitless Venture Group Inc.
121 E 35th Street
Tulsa, OK 74106

> **Re: Limitless Venture Group Inc.**
> **Post- Qualification Amendment No. 6 to Form 1-A**
> **Filed September 30, 2021**
> **File No. 024-11128**

Dear Mr. Francella:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas C. Cook